January 4, 2024

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:         Jessica Dickerson, Esq.
                         Division of Corporation Finance

Re:         IGC Pharma, Inc.
Registration Statement on Form S-3 (No. 333-276330)

Ladies and Gentlemen:

On behalf of IGC Pharma, Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 4:00 p.m., Eastern time, on Monday, January 8, 2024, or as soon as possible thereafter.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Kenneth Schlesinger

Kenneth Schlesinger

cc:          Mr. Ram Mukunda
Ms. Claudia Grimaldi

IGC Pharma, Inc.
10224 Falls Road
Potomac, MD 20854

January 4, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:         Jessica Dickerson, Esq.
                         Division of Corporation Finance

Re:         IGC Pharma, Inc.
Registration Statement on Form S-3 (No. 333-276330)

Ladies and Gentlemen:

IGC Pharma, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern time, on Monday, January 8, 2024, or as soon as possible thereafter.

Very truly yours,

IGC PHARMA, INC.

By:	/s/ Ram Mukunda
Ram Mukunda
Chief Executive Officer and President